Mail Stop 3561

January 15, 2010

Via Fax & U.S. Mail

Mr. Learned J. Hand
Chief Executive and Acting Financial Officer
300 Market Street, Suite 130-13
Chapel Hill, North Carolina 27516

> **Re:** **Wellstone Filters, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 000-28161**

Dear Mr. Hand:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter ended September 30, 2009

1. We note that effective June 30, 2009 you converted $952,444 of notes payable to third parties into 19,048,891 shares of common stock and you also converted $743,967 in debt owed to affiliates into 74,396,700 shares of common stock. In light of the difference in the per share conversion rate between the affiliates and

third parties, please tell us how you valued the shares of stock issued in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined. Also, as the share conversion rate in the affiliate transaction was substantially lower resulting in significantly more shares issued on debt conversion, please specifically tell us if either the registrant or the other affiliate party provided or obtained any unstated (or stated) rights or privileges in the exchange transaction that should be given accounting recognition in the financial statements for the difference in exchange terms from the debt conversion done with the non-affiliated third party. Please advise or revise accordingly.

2. We note that management's evaluation and conclusion on the effectiveness of disclosure controls and procedures refers to Exchange Act Rules 13a-14(c) and 15d-14(c). Please revise to include reference to the appropriate Exchange Act Rules 13a-15(e) and 15d-15(e). See Item 307 of Regulation SK. Also, we note that your disclosure indicates your evaluation of the disclosure controls and procedures was as of June 30, 2009. In light of the fact that this Form 10-Q is for the quarter ended September 30, 2009, please revise to include the appropriate evaluation date.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(919) 370-4408